July 19, 2011

Lilyanna L. Peyser
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Advanced Cloud Storage Inc. Request for Acceleration of Effective Date of Registration Amendment No.2 to Registration Statement on Form S-1 File NO. 333-173537 Filed June 23, 2011

Dear Ms. Peyser

We herby request that the Commission accelerate the effective date of our registration statement to be July 21, 2011 at 3pm Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frik Meyer, President